Filed Pursuant to Rule 424(b)(5)
Registration No. 333-205026

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 3, 2018

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 17, 2015)

$1,250,000,000

SS&C Technologies Holdings, Inc.

Common Stock

We are offering              shares of our common stock.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “SSNC.” On April 2, 2018, the last reported sale price of our common stock on The Nasdaq Global Select Market was $51.84 per share.

We expect to use a portion of the net proceeds from this offering, together with the proceeds from the debt financing transactions described in this prospectus supplement, to finance our pending acquisition of DST Systems, Inc. We expect to use the remaining net proceeds from this offering for general corporate purposes, which may include the repayment of indebtedness or to fund future acquisitions. Completion of this offering is not contingent upon consummation of the DST acquisition or the terms of the acquisition. If the DST acquisition is not consummated for any reason, we will use all of the net proceeds from this offering for general corporate purposes.

We have granted the underwriters a 30-day option to purchase up to              additional shares of common stock from us, equivalent to 15% of the base amount of shares offered hereby, at the public offering price, less the underwriting discounts and commissions.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-27 of this prospectus supplement and on page 3 of the accompanying prospectus.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to SS&C Before Expenses
Per Share	$	$	$
Total	$	$	$

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common stock to purchasers on or about April     , 2018.

Joint Lead Book-Running Managers

Credit Suisse	Morgan Stanley

Book-Running Managers

Citigroup	Deutsche Bank Securities	RBC Capital Markets

Co-Managers

Barclays	J.P. Morgan

The date of this prospectus supplement is April     , 2018.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

On June 17, 2015, we filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-3 utilizing a shelf registration process relating to the securities described in this prospectus supplement, which became effective upon filing. Under this shelf registration process, we may, from time to time, offer and sell our common stock or other securities in one or more offerings.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of our shares of common stock and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. The rules of the SEC allow us to incorporate by reference information into this prospectus supplement. This information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC, to the extent incorporated by reference, will automatically update and supersede this information. See “Incorporation of Certain Documents by Reference.” You should read both this prospectus supplement and the accompanying prospectus together with additional information described under the heading “Where You Can Find More Information” before investing in our common stock.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. This prospectus supplement and accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than our shares of common stock offered hereby, nor do this prospectus supplement and accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and accompanying prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and accompanying prospectus is delivered or securities are sold on a later date.

Unless the context otherwise requires, in this prospectus supplement, the terms “SS&C,” the “Company,” “we,” “us” and “our” refer to SS&C Technologies Holdings, Inc. and its consolidated subsidiaries, excluding DST. As used in this prospectus supplement, the term “DST” refers to DST Systems, Inc. and its subsidiaries, except as stated otherwise or the context requires otherwise, and the “DST acquisition” refers to the proposed acquisition by SS&C of DST and its subsidiaries.

NON-GAAP FINANCIAL MEASURES

The SEC has adopted rules to regulate the use in filings with the SEC and in other public disclosures of “non-GAAP financial measures,” which include EBITDA, Consolidated EBITDA and Acquisition Adjusted EBITDA. These measures are derived on the basis of methodologies other than in accordance with accounting principles generally accepted in the United States (“GAAP”). These rules govern the manner in which non-GAAP financial measures are publicly presented and require, among other things:

•	a presentation with equal or greater prominence of the most comparable financial measure or measures calculated and presented in accordance with GAAP, and

•	a statement disclosing the purposes for which the registrant’s management uses the non-GAAP financial measure.

The rules prohibit, among other things:

•	exclusion from non-GAAP liquidity measures of charges or liabilities that require cash settlement or would have required cash settlement absent an ability to settle in another manner, and

•	adjustment of a non-GAAP performance measure to eliminate or smooth items identified as nonrecurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to occur.

In addition to the financial information presented in accordance with GAAP, management has used the non-GAAP measures noted above in this prospectus supplement in its evaluation of past performance and prospects for the future. We define these terms as follows:

•	EBITDA is income (loss) from continuing operations plus net interest expense, income tax (benefit) provision and depreciation and amortization.

•	Consolidated EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under our existing credit agreement (including stock-based compensation, capital-based taxes, non-cash portion of straight-line rent expense, loss on extinguishment of debt and purchase accounting adjustments) plus Acquired EBITDA and cost savings.

•	Acquired EBITDA and cost savings reflects the EBITDA impact of businesses that were acquired during the period as if the acquisition occurred at the beginning of the period as well as cost savings enacted in connection with acquisitions.

•	Acquisition Adjusted EBITDA is Consolidated EBITDA plus DST synergies, which consist of the anticipated (though not guaranteed) annual run-rate, pre-tax cost synergies expected to be achieved by the end of three years after closing the DST acquisition, a portion of which we anticipate will be realized within 12 to 18 months of closing, from operational efficiencies, integration of our business support functions, reduction in facility costs and elimination of public company expenses resulting from the DST acquisition. See “Risk Factors—We may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating our acquisitions.”

We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Consolidated EBITDA is appropriate to provide additional information to investors to demonstrate compliance with the specified financial ratio and other financial condition tests contained in our existing credit agreement. Management uses these non-GAAP EBITDA measures to gauge the costs of our capital structure on a day-to-day basis when full financial statements are unavailable. Management further believes that providing this information allows our investors greater transparency and a better understanding of our ability to meet our debt service obligations and make capital expenditures.

The non-GAAP EBITDA measures that we use do not represent net income or cash flow from operations as those terms are defined by GAAP and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. Further, our existing credit agreement requires that Consolidated EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be disproportionately affected by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent four-quarter period or any complete fiscal year.

Because they are not recognized measurements under GAAP, investors should not consider the non-GAAP financial measures presented in this prospectus supplement as substitutes for measures of our financial performance and liquidity as determined in accordance with GAAP, such as net income, operating income or net cash provided by operating activities. Because other companies may calculate similar non-GAAP measures differently than we do, the non-GAAP financial measures presented in this prospectus may not be comparable to similarly titled measures reported by other companies.

The non-GAAP measures presented in this prospectus supplement have other limitations as analytical tools, when compared to the use of net income, which is the most directly comparable GAAP financial measure, including:

•	these measures do not reflect the provision of income tax expense in our various jurisdictions,

•	these measures do not reflect the significant interest expense we incur as a result of our debt leverage,

•	these measures do not reflect any attribution of costs to our operations related to our investments and capital expenditures through depreciation and amortization charges,

•	Consolidated EBITDA and Acquisition Adjusted EBITDA do not reflect the cost of compensation we provide to our employees in the form of stock option awards,

•	Consolidated EBITDA and Acquisition Adjusted EBITDA exclude expenses that we believe are unusual or non-recurring, but which others may believe are normal expenses for the operation of a business, and

•	Acquisition Adjusted EBITDA gives effect to the annual run-rate, pre-tax cost synergies that we expect to achieve by the end of three years after closing the DST acquisition, and therefore accelerates the benefits we expect into the current period. See “Risk Factors—We may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating our acquisitions.”

We compensate for the limitations described above by relying primarily on our GAAP results and using the non-GAAP EBITDA measures only for supplemental purposes.

For a reconciliation of the non-GAAP financial measures presented herein to the most comparable GAAP measures, see “Prospectus Summary—Reconciliation of Non-GAAP Financial Measures.”

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included in or incorporated by reference into this prospectus supplement. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the following summary together with the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus, as well as the financial statements and related notes thereto and other information included in or incorporated by reference into this prospectus supplement and accompanying prospectus.

Overview

We are a leading provider of mission-critical, sophisticated software products and software-enabled services that allow financial services providers to automate complex business processes and effectively manage their information processing requirements. Our portfolio of software products and rapidly deployable software-enabled services allows our clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing. Our solutions enable our clients to focus on core operations, better monitor and manage investment performance and risk, improve operating efficiency and reduce operating costs. We provide our solutions globally to approximately 11,000 clients, principally within the institutional asset and wealth management, alternative investment management, financial advisory and financial institutions vertical markets. In addition, our clients include commercial lenders, real estate investment trusts, corporate treasury groups, insurance and pension funds, municipal finance groups and real estate property managers.

We provide the global financial services industry with a broad range of software-enabled services, which consist of software-enabled outsourcing services and subscription-based on-demand software that are managed and hosted at our facilities, and specialized software products, which are deployed at our clients’ facilities. Our software-enabled services, which combine the strengths of our proprietary software with our domain expertise, enable our clients to contract with us to provide many of their mission-critical and complex business processes. For example, we utilize our software to offer comprehensive fund administration services for alternative investment managers, including fund manager services, transfer agency services, funds-of-funds services, tax processing and accounting. We offer clients the flexibility to choose from multiple software delivery options, including on-premise applications and hosted, multi-tenant or dedicated applications. Additionally, we provide certain clients with targeted, blended solutions based on a combination of our various software and software-enabled services. We believe that our software-enabled services provide superior client support and an attractive alternative to clients that do not wish to install, manage and maintain complicated financial software.

Our business model is characterized by substantial contractually recurring revenues, high operating margins and significant cash flow. We generate revenues primarily through our high-value software-enabled services, which are typically sold on a long-term subscription basis and integrated into our clients’ business processes. Our software-enabled services are generally provided under contracts with initial terms of one to five years that require monthly or quarterly payments and are subject to automatic annual renewal at the end of the initial term unless terminated by either party. We also generate revenues by licensing our software to clients through either perpetual or term licenses and by selling maintenance services. Maintenance services are generally provided under annually renewable contracts. As a consequence, a significant portion of our revenues consists of subscription payments and maintenance fees and is contractually recurring in nature. Our pricing typically scales as a function of our clients’ assets under management, the complexity of asset classes managed, the volume of transactions, and the level of service the client requires.

Our contractually recurring revenue model helps us minimize the fluctuations in revenues and cash flows typically associated with up-front, perpetual software license revenues and enhances our ability to manage costs.

Our contractually recurring revenues, which include our software-enabled services and maintenance and term licenses revenues, represented 94% of total revenues in the year ended December 31, 2017. We have experienced average revenue retention rates in each of the last five years of greater than 90% on our software-enabled services and maintenance and term licenses contracts for our core enterprise products. We believe that the high value-added nature of our products and services has enabled us to maintain our high revenue retention rates and significant operating margins. We generated revenues of $1,675.3 million for the year ended December 31, 2017 as compared to revenues of $1,481.4 million for the year ended December 31, 2016. In 2017, we generated 78% of our revenues from clients in North America and 22% from clients outside North America. Our revenues are highly diversified, with our largest client in 2017 accounting for less than 2% of our revenues.

On January 11, 2018, we entered into an agreement to acquire DST Systems, Inc. Under the terms of the DST acquisition agreement, SS&C will purchase DST in an all-cash transaction for $84 per share plus assumption of debt, equating to an enterprise value of approximately $5.4 billion. We expect the DST acquisition to be completed in April or May of 2018.

DST uses its proprietary software applications to provide sophisticated information processing and servicing solutions through strategically unified data management and business process solutions to clients globally within the asset management, brokerage, retirement, healthcare and other markets. DST has approximately 1,850 clients within the financial services and healthcare industries, generating 90%+ recurring revenues for the year ended December 31, 2017. DST generated operating revenue of approximately $2.1 billion for the year ended December 31, 2017.

The acquisition of DST significantly increases our scale, with approximately $3.9 billion in combined pro forma revenues for the year ended December 31, 2017 and approximately 13,000 clients. Additionally, the transaction expands our footprint into the US retirement and wealth management markets and adds more than 110 million investor positions across DST’s client base. The combination leverages our market-leading software platform for institutional and alternative asset managers to drive increased automation and efficiency across wealth management account servicing. The transaction also represents a continuation of SS&C’s proven strategy of adding talented people and technology through acquisitions. This strategy, combined with SS&C’s continued investment in its software stack, has created one of the world’s leaders in software enabled services.

The charts below provide the client footprint and pro forma revenues by end market of the combined company for the year ended December 31, 2017:

SS&C + DST Client Footprint	SS&C + DST Revenue (1)

(1)	For DST: Alternative includes ALPS; Institutional / Traditional includes Asset Manager Solutions and Brokerage Solutions; Wealth Management includes Retirement Solutions and Distribution Solutions; Healthcare includes Pharmacy Solutions and Medical Solutions.

After giving effect to the DST acquisition, we would have had pro forma income from continuing operations of $611.2 million and pro forma Acquisition Adjusted EBITDA of $1.4 billion for the year ended December 31, 2017. See “—Unaudited Pro Forma Combined Condensed Financial Information” and “—Reconciliation of Non-GAAP Financial Measures” for how we calculate pro forma Acquisition Adjusted EBITDA and a reconciliation of pro forma Acquisition Adjusted EBITDA to pro forma net income.

We expect that the DST acquisition will provide annual run-rate, pre-tax cost synergies of approximately $175 million by 2020. Cost synergies are expected to be created from operational and information technology efficiencies as well as reductions in general and administrative, marketing, facility and public company expenses. There is no guarantee that these cost savings will be achieved.

Market Trends

The demand for our products and services comes from a number of distinct sources: new hedge fund, private equity, real assets, and RIA formation, new business lines and combinations of business lines at existing clients, replacement of legacy in-house operations and competitor systems and expansion of our existing client relationships. Underlying these demand drivers are several industry trends, including:

•	Asset Classes and Securities Products Growing in Volume and Complexity. Investment professionals must increasingly track and invest in numerous asset classes that are far more complex than traditional equity and debt instruments. These assets require more sophisticated systems to automate functions such as trading and modeling, portfolio management, accounting, performance measurement, reconciliation, reporting, processing and clearing. Manual tracking of orders and other transactions is not effective for these assets. In addition, as the business knowledge requirements increase, financial services firms see increasing value in outsourcing the management of these assets to firms such as SS&C that offer software-enabled services.

•	Regulatory changes. Our clients must comply with rules, regulations, directives, and standards from governmental and self-regulating organizations. Even years after the enactment of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, Form Private Fund, the European Union’s Alternative Investment Fund Managers Directive, the U.S. Foreign Account Tax Compliance Act, the European Market Infrastructure Regulation and other local reforms, many of the rules are still being defined. We have also seen new regulation impacting our clients operations, including Markets in Financial Instruments Directive, the Securities and Exchange Commission Modernization (Forms “N-LIQUID”, “N-PORT”, “N-CEN”), and AEOIS. We expect regulatory changes to increase the complexity of compliance and the demand for our products and services and motivate clients to develop systems infrastructure and research management processes to comply with regulatory requirements.

•

Technological paradigm shift. We have recently seen an increased demand for software delivery options, including cloud-based services, social collaboration and information access through mobile devices. Cloud solutions allow firms to use a broader range of capabilities without incurring implementation or maintenance costs, with software that can be upgraded with limited disruption to a company’s current operations. Accessibility and demands for collaboration is also a key driver of cloud adoption. Mobility is increasingly relevant for the investment management industry and therefore we believe clients have increased expectations of anytime, anywhere access to portfolio and client data, as well as the ability to communicate and collaborate. New technology incorporating machine learning and Robotic Process Automation are gaining traction in the financial technology industry. We believe that these next generation tools will increase efficiency, reduce errors, and enable complex financial record keeping without human intervention.

•	Increased demands for transparency, efficiency, and risk management. Firms continue to focus on operational risk, resulting from discoveries of fraud and mismanagement during the 2008-2012 U.S. financial crisis and concerns regarding transparency and counterparty exposure. This continued focus has led investment management firms to strive to provide investment data accurately, institutionalize investment operations, and automate their investment process. On the wealth management and advisory sides of our business, we have seen further evolution of the relationship between the end client and a firm, with investors demanding transparency and a customized client experience. We expect that wealth managers will need to become familiar with their clients’ preferences for account access and communication and cater to them. Finally, both institutional and individual investors, faced with increasingly competitive low-fee and automated options, are pushing investment managers for greater efficiencies and lower fees.

Products and Services

SS&C is a leading provider of investment management software, institutional outsourcing, and fund administration services worldwide. Our products and services allow professionals in the financial services industry to automate complex business processes within financial services providers and are instrumental in helping our clients manage significant information processing requirements. Our solutions enable our clients to focus on core operations, better monitor and manage investment performance and risk, improve operating efficiency and reduce operating costs. Our portfolio of approximately 90 products and software-enabled services allows our clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing. Approximately 11,000 financial services organizations, from the world’s largest institutions to local firms, manage and account for their investments using SS&C’s products and services. These clients in the aggregate manage over $44 trillion in assets. SS&C’s clients include commercial lenders, corporate treasury groups, insurance and pension funds, municipal finance groups and real estate property managers. SS&C derives approximately 90% of its revenues from portfolio management and accounting which encompasses a broad set of products and services that are fundamental to operating SS&C’s customers’ businesses, and thus represent very stable revenues with high retention rates.

DST is a global provider of technology-based information processing and servicing solutions. DST’s business is distributed into three operating segments: Domestic Financial Services, International Financial Services and Healthcare Services. The Domestic Financial Services segment provides investor, investment, advisor/intermediary and asset distribution products and services to clients within the U.S. to support direct and intermediary sales of mutual funds, alternative investments, securities brokerage accounts and retirement plans on a remote processing or business process outsourcing basis utilizing its proprietary software applications. This includes transaction processing, account opening and maintenance, reconciliation of trades, positions and cash, corporate actions, regulatory reporting and compliance functions and tax reporting. The International Financial Services segment provides investor and policyholder administration and technology products and services to mutual fund managers, insurers, and platform providers within the U.K., Canada, Ireland and Luxembourg on a remote processing or business process outsourcing basis. In Australia and the U.K., DST also provides solutions related to participant accounting and recordkeeping for clients in the wealth management and retirement savings industries/markets. The Healthcare Services segment uses DST’s proprietary software applications to provide healthcare organizations with pharmacy, healthcare administration, and health outcomes optimization solutions to satisfy their information processing, quality of care, cost management and payment integrity needs. Healthcare solutions include claims adjudication, benefit management, care management, business intelligence and other ancillary services.

Competitive Strengths

The following are our core strengths that we believe enable us to differentiate ourselves in the markets we serve:

Enhanced capability through software ownership.

We use our proprietary software products and infrastructure to provide our software-enabled services, strengthening our overall operating margins and providing a competitive advantage. Because we primarily use our own proprietary software in the execution of our software-enabled services and generally own and control our products’ source code, we can quickly identify and deploy product improvements and respond to client feedback, enhancing the competitiveness of our software and software-enabled service offerings. This continuous feedback process provides us with a significant advantage over many of our competitors, specifically those software competitors that do not provide a comparable model and therefore do not have the same level of hands-on experience with their products.

Global industry leader with strong market position focused on software and software-enabled services for the financial industry.

We are a global business providing a broad portfolio of approximately 90 software products and software-enabled services and have 81 offices worldwide. As of December 31, 2017, we had 7,448 development, service and support professionals with significant expertise across the industries that we serve and a deep working knowledge of our clients’ businesses. We provide highly flexible, scalable and cost-effective solutions that enable our clients to track complex securities, better employ sophisticated investment strategies, scale efficiently and meet evolving regulatory requirements. We believe our product and service offerings position us as a leader within the specific verticals of the financial services software and services market in which we compete. Our products and services allow our clients to automate and integrate their front-office, middle-office and back-office functions, thus enabling straight-through processing that increases productivity and reduces costs.

SS&C is the #1 ranked, publicly traded and independent provider of fund administration services. The third-party service providers that participate in the alternative investment market include fund managers, auditors, fund administrators, attorneys, custodians and prime brokers. Each provider performs a valuable function with the intention of providing transparency of the fund’s assets and the valuation of those assets. Conflicts of interest may arise when the above parties attempt to provide more than one of these services. The industry is increasingly recognizing these conflicts and, as a result, seeking independent fund administrators such as SS&C. As a publicly traded company, our clients and prospects have access to the annual and quarterly reports we file with the SEC, giving them transparency into our overall financial strength.

The acquisition of DST extends our leadership position in various segments of the financial services industry. DST is a leader in the mutual funds space, with approximately 230 clients and 60.3 million transfer agency accounts. In addition, DST also has leading positions in the brokerage, retirement and distribution markets.

Trusted provider to our highly diversified and growing client base.

By providing mission-critical, reliable software products and services for over 30 years, we have become a trusted provider to the financial services industry. We have developed a large and growing installed base within multiple segments of the financial services industry. SS&C has approximately 11,000 clients principally within institutional asset management, alternative investment management and financial institutions vertical markets. Our clients include some of the largest and most well-recognized firms in the financial services industry. We believe that our high-quality products and superior services have led to long-term client relationships, some of which date from our earliest days of operations. Our strong client relationships, coupled with the fact that many of our current clients use our products for a relatively small portion of their total funds and investment vehicles under management, provide us with a significant opportunity to sell additional solutions to our existing clients and drive future revenue growth at lower cost.

Following the consummation of the DST acquisition, we expect to have a combined client base of approximately 13,000 clients. The acquisition expands SS&C’s client base with DST’s market-leading business in mutual fund administration and healthcare solutions business. The acquisition also adds additional alternative investment managers to SS&C’s client base with DST’s alternative asset management solutions business, ALPS. DST serves the top 20 asset managers by net assets, which significantly expands SS&C’s customer base in traditional and institutional investment management. The acquisition adds DST’s positions with banks, broker-dealers, distribution companies, insurance companies and retirement companies creating a diversified client base that spans financial services and healthcare clients.

Deeply embedded mission-critical product offering.

We have deep and long-standing relationships with our clients on a global basis. The majority of our products are deployed in applications with highly specialized requirements. Our mission-critical product offerings provide solutions for the financial services industry across the entire trade lifecycle, including portfolio accounting, management and reporting, trading and trade order management, reconciliation management, performance measurement, enterprise reporting and investor accounting, analytics and risk modeling and data management. Our solutions provide accuracy and transparency, which are critical to investor due diligence. Our products are proven market leaders with institutional caliber controls and infrastructure leading to high customer retention.

We believe that our high customer retention will continue to drive stable and transparent recurring revenues for both SS&C and DST, following consummation of the DST acquisition.

Experienced management team with strong integrating and operating track record.

Our senior management team has a track record of operational excellence and an average of more than 20 years of experience in the software and financial services industries, and a proven ability to acquire and integrate complementary businesses, as demonstrated by the 49 businesses we have acquired since 1995. By leveraging our domain expertise and knowledge, we have developed, and continue to improve, our mission-critical software products and services to enable our clients to overcome the complexities inherent in their businesses. All of our senior executives are compensated based upon SS&C’s financial success.

Business Strategies

Our strategy is to continue to deliver compelling solutions and value propositions to our customers in the software and software-enabled services market. The following are key elements to our strategy for achieving this objective:

Build upon and extend our leadership position in software and software-enabled services in the financial industry.

Since our founding in 1986, we have focused on building substantial financial services domain expertise through close working relationships with our clients. We have developed a deep knowledge base that enables us to respond to our clients’ most complex financial, accounting, actuarial, tax and regulatory needs. We intend to maintain and enhance our technological leadership by using our domain expertise to build valuable new software-enabled services and solutions, continuing to invest in internal development and opportunistically acquiring products and services that address the highly specialized needs of the financial services industry.

Our internal product development team works closely with marketing and client service personnel to ensure that product evolution reflects developments in the marketplace and trends in client requirements. In addition, we intend to continue to develop our products in a cost-effective manner by leveraging common components across product families. We believe that we enjoy a competitive advantage because we can address the investment and financial management needs of high-end clients by providing industry-tested products and services, including cloud-based services and related mobility platforms that meet global market demands and enable our clients to automate and integrate their front-, middle- and back-office functions for improved productivity, reduced manual intervention and bottom-line savings. SS&C’s products are sold to a diverse group of clients from niche players in the financial services industry to the largest institutions in the world. Furthermore, after consummation of the DST acquisition, our combined client base of approximately 13,000 clients will represent a fraction of the total number of financial services providers globally. We believe there is opportunity to grow our client base over time as our products become more widely adopted. We believe we also have an opportunity to capitalize on the increasing adoption of outsourcing mission-critical operations by financial services providers as they continue to replace inadequate legacy solutions and custom in-house solutions that are inflexible and costly to maintain. Our software-enabled services revenues increased from $670.2 million for the year ended December 31, 2015 to $1,114.0 million for the year ended December 31, 2017, representing a compound annual growth rate of 28.9%.

The combination of SS&C and DST will create a market-leading software and software-enabled services provider to the institutional, alternative and wealth management markets with approximately $3.9 billion in combined pro forma revenues for the year ended December 31, 2017. The pro forma company will have improved visibility into market evolution and client needs, which will in turn enhance our clients’ experience on services and products provided.

SS&C	+	DST
#1 Fund Administrator in Alternatives		#1 Administrator to Mutual Funds

Institutional Asset Management

•  Expands SS&C’s asset management footprint to include ‘40 Act funds

•  Enhances investor services and reporting with leading transfer agency and shareholder recordkeeping solutions

•  DST clients can leverage SS&C’s technology platform, sophisticated client portals and reporting solutions

Alternative Assets

•  Enhances SS&C investor services with leading transfer agency / shareholder recordkeeping solutions

•  DST’s alternatives clients will be serviced by the world’s #1 Alternative Fund Administrator

•  Leverage SS&C’s wide range of middle office services

Wealth Management	• Combines the world’s largest SaaS-based retirement account servicing solutions with SS&C’s leading wealth management technology platform

Capitalize on longer-term secular growth trends.

With our global footprint and best-in-class product offerings, we aim to capture a significant share of the IT spend of alternative asset, institutional asset and wealth managers through leveraging the deeply embedded service offering we provide and outdistancing the competition. We expect regulatory changes to increase the complexity of compliance and the demand for our products and services, as well as motivate clients to develop infrastructure and research management processes to mitigate regulatory exposure. We plan to benefit from the growing software spend in the increasingly complex and more highly regulated financial services landscape.

Continue to capitalize on acquisitions of complementary businesses and technologies.

We intend to continue to employ a highly disciplined and focused acquisition strategy to broaden and enhance our product and service offerings, expand our intellectual property portfolio, add new clients and supplement our internal development efforts. We believe the DST acquisition represents a continuation of our proven strategy of adding talented people and technology through acquisitions. We believe our acquisitions have been an extension of our research and development effort that has enabled us to purchase proven products and remove the uncertainties associated with software development projects. We will seek to opportunistically acquire, at reasonable valuations, businesses, products and technologies in our existing or complementary vertical markets that will enable us to better satisfy our clients’ rigorous and evolving needs. We have a proven ability to integrate complementary businesses as demonstrated by the 49 businesses we have acquired since 1995. Our experienced senior management team leads a rigorous evaluation of our targets to ensure that they satisfy our product or service needs and will successfully integrate with our business while meeting our targeted financial goals. As a result, our acquisitions have contributed marketable products or services that have added to our revenues. Through the broad reach of our direct sales force and our large installed client base, we believe we can market these acquired products and services to a large number of prospective clients. Additionally, we have been able to improve the operational performance and profitability of our acquired businesses, creating significant value for our stockholders.

Strengthen our international presence.

We believe that there is a significant market opportunity to provide software and services to financial services providers outside North America. In the year ended December 31, 2017, we generated 22% of our revenues from clients outside North America. We are building our international operations in order to increase our sales outside North America. We plan to continue to expand our international market presence by leveraging our existing software products and software-enabled services. We also plan to leverage our growing presence in Asia Pacific as a result of recent acquisitions. We believe this region presents a compelling growth opportunity.

Increase profitability through margin expansion.

We have a proven track record of increasing operating margins both organically and inorganically. We expect to continue to improve margins through cost reductions, operating efficiencies, and realization of cost synergies. We also expect to drive increased margins through delivering innovative end-to-end solutions that provide significant value to customers and warrant premium pricing. We have significant scale with best-in-class solutions and software-enabled services across the delivery spectrum, which we believe, combined with a diversified service offering and client base, drives stable revenues and increased operating leverage. Our operating flexibility allows us to scale our costs based on client demands. Additionally, our low capital expenditure and working capital requirements further drive strong cash flow conversions.

Recent Developments

Pending Acquisition of DST

On January 11, 2018, we agreed to acquire DST, a global provider of technology-based information processing and servicing solutions. Under the terms of the DST acquisition agreement, SS&C will purchase DST in an all-cash transaction for $84 per share plus assumption of DST’s existing debt. Following the consummation of the transactions contemplated by the DST acquisition agreement, DST will be our wholly-owned subsidiary.

Completion of the DST acquisition is subject to various customary conditions, including:

•	the absence of any law, order, judgment or other legal restraint, preliminary, temporary or permanent, and the absence of any action, proceeding, binding order or determination by any governmental entity, preventing or otherwise making illegal the consummation of the transactions contemplated by the DST acquisition agreement;

•	performance by the parties in all material respects of their respective obligations under the DST acquisition agreement;

•	the receipt of specified regulatory consents and approvals; and

•	the accuracy of the representations and warranties of the other party, subject to specified materiality standards.

This offering is not contingent upon the DST acquisition occurring on a timely basis, or at all, or on the terms of the DST acquisition. As a result, we cannot assure you that the DST acquisition will be consummated or, if consummated, that it will be consummated for the price, within the timeframe or on the terms and with the anticipated benefits we currently expect.

Financing of the DST Acquisition

We intend to fund the purchase of DST’s common stock, the refinancing of certain of our indebtedness, repayment of DST’s existing debt and the payment of related fees and expenses with:

•	a portion of the net proceeds from this offering of common stock; and

•	borrowings under new senior secured credit facilities (the “New Senior Secured Credit Facilities”) comprised of:

•	a senior secured term loan B facility to be made available to SS&C Technologies, Inc., a wholly owned subsidiary of SS&C (“SS&C Technologies”), in an aggregate principal amount equal to $5,046 million;

•	a senior secured term loan B facility to be made available to SS&C European Holdings S.à r.L. (“SS&C European Holdings”), a wholly owned subsidiary of SS&C, in an aggregate principal amount equal to $1,800 million as determined by SS&C Technologies; and

•	a senior secured revolving credit facility to be made available to SS&C Technologies in an aggregate principal amount of $250 million, which is expected to be undrawn at the time of closing the DST acquisition.

The New Senior Secured Credit Facilities are also expected to include approximately $557 million in aggregate principal amount as of December 31, 2017 that will be rolled over from our existing credit agreement.

This offering is not contingent upon our entering into the New Senior Secured Credit Facilities or the terms of these transactions. As a result, we cannot assure you that these financing transactions will be consummated or, if consummated, that they will be consummated on the terms we currently expect. We have received commitments from the underwriters and/or their affiliates to provide financing for the DST acquisition in the event we do not enter into the New Senior Secured Credit Facilities. These financial institutions have also agreed to act as arrangers, lenders and agents under our proposed $1,250 million bridge loan facilities or as arrangers for other debt financings that may be borrowed to fund the DST acquisition, the proceeds of which, together with a portion of the proceeds from this offering, are expected to reduce the aggregate commitments of the underwriters and/or affiliates to provide the bridge loan facilities on a dollar for dollar basis.

Corporate Information

Our principal executive offices are located at 80 Lamberton Road, Windsor, Connecticut 06095, our telephone number at that address is (860) 298-4500 and our Internet address is http://www.ssctech.com. The information on our website is not incorporated by reference into this prospectus supplement or the registration statement of which it forms a part, and you should not consider it to be a part of this document.

THE OFFERING

The summary below contains basic information about this offering. It does not contain all of the information that is important to you. You should read this prospectus supplement and accompanying prospectus and the documents incorporated by reference in this prospectus supplement and accompanying prospectus carefully before making an investment decision.

Common stock offered by SS&C	shares of common stock.

Underwriters’ option to purchase additional shares of common stock	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to additional shares of common stock, equivalent to 15% of the base amount of shares offered hereby.

Common stock outstanding after this offering	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Use of proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $ million. We expect to use approximately $728 million of the net proceeds from this offering, together with the proceeds from the New Senior Secured Credit Facilities, to finance our pending acquisition of DST, to repay certain existing indebtedness, to repay certain of DST’s existing indebtedness and to pay related fees and expenses. We expect to use the remaining net proceeds from this offering for general corporate purposes, which may include the repayment of indebtedness or to fund future acquisitions. We expect to use any net proceeds from the underwriters’ exercise of their option to purchase additional shares for general corporate purposes. Completion of this offering is not contingent upon consummation of the DST acquisition or the terms of the DST acquisition. If the DST acquisition is not consummated for any reason, we will use all of the net proceeds from this offering for general corporate purposes. See “Use of Proceeds.” Certain of the underwriters and/or their affiliates are lenders under our existing credit facility and, as a result, may receive a portion of the net proceeds from this offering. See “Underwriting.”

Nasdaq symbol	SSNC

Risk factors	See “Risk Factors” beginning on page S-27 of this prospectus supplement, page 3 of the accompanying prospectus, page 17 of our Annual Report on Form 10-K for the year ended December 31, 2017 and page 7 of DST’s Annual Report on Form 10-K for the year ended December 31, 2017 for a discussion of the factors you should carefully consider before deciding to invest in our common stock.

UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL INFORMATION

The following unaudited pro forma combined condensed financial information sets forth selected pro forma consolidated financial information for SS&C and is derived from, and should be read in conjunction with, the consolidated financial statements and related notes in our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this prospectus supplement, and in DST’s Annual Report on Form 10-K for the year ended December 31, 2017, portions of which are incorporated by reference into this prospectus supplement.

On January 11, 2018, SS&C entered into an acquisition agreement with DST, a global provider of technology-based information processing and servicing solutions. Under the terms of the acquisition agreement, each outstanding share of DST’s common stock will convert into the right to receive $84.00 in cash, for total acquisition consideration of approximately $5.0 billion along with the repayment of certain existing indebtedness and non-cash consideration related to the exchange of share-based awards, for total purchase consideration of approximately $5.7 billion. Following consummation of the transactions contemplated by the DST acquisition agreement, DST will be SS&C’s wholly-owned subsidiary. The unaudited pro forma combined condensed statement of operations reflects the pro forma impact of the following transactions (the “Transactions”) as if they had been completed on January 1, 2017, and the unaudited pro forma combined condensed balance sheet reflects the pro forma impact of the Transactions as if they had been completed on December 31, 2017:

•	the consummation of the DST acquisition,

•	a portion of the assumed issuance of 25,000,000 shares of our common stock in this offering at a price to the public of $50.00 per share,

•	the incurrence of $6.85 billion in debt under the New Senior Secured Credit Facilities,

•	the repayment of $2.22 billion of existing SS&C and DST debt, and

•	the payment and accrual of the expenses and fees related to each of the above.

The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2017 is based upon SS&C’s audited consolidated statement of comprehensive income (loss) for the year ended December 31, 2017, as filed with the SEC in our Annual Report on Form 10-K for the year ended December 31, 2017, combined with the audited consolidated statement of income of DST for the year ended December 31, 2017, as filed with the SEC in DST’s Annual Report on Form 10-K for the year ended December 31, 2017, both of which are incorporated by reference into this prospectus supplement. Pro forma adjustments included therein are based upon available information and assumptions that management believes are reasonable. Such adjustments are estimated and are subject to change. The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2017 depicts the effect of the Transactions as if they had occurred on January 1, 2017. Certain historical financial statement line items for DST and SS&C have been condensed in the unaudited pro forma combined statement of operations. DST’s costs and expenses and depreciation and amortization have been reclassified into cost of revenues and operating expenses to conform with SS&C’s presentation.

The unaudited pro forma combined condensed balance sheet as of December 31, 2017 is based upon SS&C’s audited consolidated balance sheet as of December 31, 2017, combined with the audited consolidated balance sheet of DST as of December 31, 2017, both of which are incorporated by reference into this prospectus supplement. The unaudited pro forma combined condensed balance sheet is presented as if the Transactions had occurred on December 31, 2017. Pro forma adjustments included therein are based upon available information and assumptions that management believes are reasonable. Such adjustments are estimated and are subject to change. Certain financial statement line items included in DST’s historical presentation have been condensed to conform to corresponding financial statement line items included in SS&C’s historical presentation. DST’s deferred tax assets, interest payable and long-term income taxes payable have been reclassified into deferred income taxes, interest payable and other long-term liabilities, respectively, to conform with SS&C’s presentation.

The DST acquisition is reflected in the unaudited pro forma combined condensed financial statements as a business combination using the acquisition method of accounting, in accordance with ASC 805, Business Combinations, under accounting principles generally accepted in the United States (“GAAP”). Under these accounting standards, the total purchase consideration was calculated as described in Note 2 to the unaudited pro forma combined condensed financial information, and the assets acquired and the liabilities assumed have been presented at their preliminary estimated fair value. For the purpose of measuring the preliminary estimated fair value of the assets acquired and liabilities assumed, management has applied the accounting guidance under GAAP for fair value measurements, using established valuation techniques. This guidance establishes the framework for measuring fair value for any asset acquired or liability assumed under GAAP. Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

The pro forma adjustments and allocation of purchase price of the DST acquisition are preliminary and are based on management’s estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. This final valuation will be based on the actual net tangible and intangible assets that exist as of the date of the completion of the DST acquisition and related financing transactions. Any final adjustments may change the allocations of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma combined condensed financial information. In addition, the timing of the completion of the DST acquisition and related financing transactions and other changes in our net tangible and intangible assets prior to the completion of the transactions described above could cause material differences in the information presented.

The unaudited pro forma combined condensed financial information has been compiled in a manner consistent with the accounting policies adopted by SS&C. SS&C is in the process of performing a detailed review of DST’s accounting policies. As a result of that review, SS&C may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company. Additionally, certain financial information of DST as presented in its historical consolidated financial statements has been reclassified to conform to the historical presentation in SS&C’s consolidated financial statements for purposes of preparation of the unaudited pro forma combined condensed financial information.

The unaudited pro forma combined condensed financial information includes estimated income tax effects. On December 22, 2017, the United States enacted legislation which resulted in significant changes to U.S. tax and related law, including a reduction in the federal corporate income tax rate from 35% to 21% (the rate to be in effect at the date of the acquisition of DST). The effect of this tax rate change was incorporated in estimating the deferred tax liabilities recorded in connection with the acquisition in the unaudited pro forma combined condensed balance sheet as of December 31, 2017. The unaudited pro forma combined condensed statement of operations gives effect to the Transactions as if they had occurred on January 1, 2017 using the applicable U.S. federal corporate income tax rate of 35% for 2017.

The unaudited pro forma combined condensed financial information is provided for informational and illustrative purposes only and does not purport to represent what our actual consolidated results of operations or financial condition would have been had these transactions occurred on the dates assumed, nor is it necessarily indicative of our future consolidated results of operations or financial condition. The pro forma adjustments, as described in the notes to the unaudited pro forma combined condensed financial information, are based on currently available information. Management believes such adjustments are factually supportable, directly attributable to the Transactions, and with respect to the unaudited pro forma combined condensed statement of operations, are expected to have a continuing impact to the combined results.

This offering is not contingent upon consummation of the DST acquisition, our entering into the New Senior Secured Credit Facilities or the terms of these transactions. As a result, we cannot assure you that these transactions will be consummated or, if consummated, that they will be consummated on the terms we currently expect.

	Unaudited Pro Forma Combined Condensed Statement of Operations Year Ended December 31, 2017
	Historical SS&C	Historical DST	Reclassifications	DST Acquisition Pro Forma Adjustments		Debt Financing Pro Forma Adjustments		Pro Forma Combined Condensed
	(dollars in thousands, except per share data)
Revenues	$1,675,295	$2,218,176						$3,893,471
Cost of revenues	886,425	—	1,540,214	116,161	(A),(B)			2,542,800
Operating expenses:
Selling & marketing	118,449	—	47,396	10,668	(C)			176,513
Research and development	153,334	—	188,717					342,051
General & administrative	120,174	—	156,659	(11,237)	(G),(H)			265,596
Costs and expenses	—	1,805,037	(1,805,037)					—
Depreciation and amortization	—	127,949	(127,949)					—

Total operating expenses	391,957	1,932,986	(1,540,214)	(569)		—		784,160
Income (loss) from operations	396,913	285,190	—	(115,592)		—		566,511
Interest expense, net	(107,473)	(26,841)				(160,997)	(D),(E),(F)	(295,311)
Other (expense) income, net	(4,484)	219,048						214,564
Equity in earnings of unconsolidated affiliates	—	54,502						54,502
Loss on extinguishment of debt	(2,326)	—						(2,326)

Income (loss) before income taxes	282,630	531,899	—	(115,592)		(160,997)		537,940
(Benefit) provision for income taxes	(46,234)	84,311		(46,526)	(I)	(64,801)	(I)	(73,250)

Income (loss) from continuing operations	$328,864	$447,588	$—	$(69,066)		$(96,196)		$611,190

Basic earnings per share	$1.60							$2.78
Basic weighted average number of common shares outstanding	204,923							219,923	(J)
Diluted earnings per share	$1.55							$2.70
Diluted weighted average number of common and common equivalent shares outstanding	211,632							226,632	(J)

See accompanying notes, including Note 3.

	Unaudited Pro Forma Combined Condensed Balance Sheet As of December 31, 2017
	Historical SS&C	Historical DST	Reclassifications	DST Acquisition Pro Forma Adjustments		Equity Offering Pro Forma Adjustments		Debt Financing Pro Forma Adjustments		Pro Forma Combined Condensed
	(dollars in thousands)
Current Assets
Cash and cash equivalents	$64,057	$80,520		$(5,654,078)	(E),(O)	$728,438	(A)	$5,137,997	(B)	$356,934
Funds held for client	—	454,519								454,519
Client fund receivable	—	46,984								46,984
Accounts receivable, net	243,900	363,800								607,700
Prepaid expenses and other current assets	38,742	91,927								130,669
Prepaid income taxes	12,166	—		20,487	(O)			7,290	(C)	39,943
Restricted cash	592	—								592

Total current assets	359,457	1,037,750	—	(5,633,591)		728,438		5,145,287		1,637,341
Investments	—	199,684		34,745	(M)					234,429
Unconsolidated affiliates	—	93,963								93,963
Fixed assets, net	100,956	349,804		(80,157)	(Q)					370,603
Deferred income taxes	2,324	—	16,539	17,641	(K),(M),(R)					36,504
Goodwill	3,707,823	799,053		2,274,281	(J)					6,781,157
Intangible and other assets, net	1,368,956	457,912	(16,539)	2,265,830	(H),(I),(K)					4,076,159

Total assets	5,539,516	2,938,166	—	(1,121,251)		728,438		5,145,287		13,230,156

Current Liabilities:
Current portion of long-term debt	37,863	83,661		(65,000)	(E)			36,296	(D)	92,820
Client funds obligations	—	504,237								504,237
Accounts payable	27,087	101,219								128,306
Income taxes payable	6,031	4,960						(10,991)	(C)	—
Accrued employee compensation and benefits	96,016	137,854		10,000	(P)					243,870
Interest payable	16,425	—	6,873	(6,497)	(O)			(16,156)	(N)	645
Other accrued expenses	55,637	111,041	(6,873)	59,500	(G)					219,305
Deferred revenue	204,601	28,319								232,920

Total current liabilities	443,660	971,291	—	(1,997)		—		9,149		1,422,103
Long-term debt	2,007,332	537,118		(507,853)	(E),(I)			5,196,838	(D)	7,233,435
Other long-term liabilities	118,679	51,614	74,978							245,271
Long-term income taxes payable	—	74,978	(74,978)							—

Deferred income taxes	283,457	61,997		601,174	(L),(Q)			(13,480)	(C)	933,148

Total liabilities	2,853,128	1,696,998	—	91,324		—		5,192,507		9,833,957

Stockholders’ equity:
Preferred stock	—	—								—
Class A common stock	—	—								—
Common stock	2,081	645		(645)	(F)	150	(A)			2,231
Additional paid in capital	2,018,106	112,650		(69,557)	(E),(F)	728,288	(A)			2,789,487
Accumulated other comprehensive (loss) income	(82,655)	1,353		(1,353)	(F)					(82,655)
Retained earnings	766,856	1,489,303		(1,503,803)	(F),(G)			(47,220)	(C)	705,136

	2,704,388	1,603,951	—	(1,575,358)		$728,438		(47,220)		3,414,199

Less: cost of common stock in treasury	(18,000)	(362,783)		362,783	(F)					(18,000)

Total stockholders’ equity	2,686,388	1,241,168	—	(1,212,575)		$728,438		(47,220)		3,396,199

Total liabilities and stockholders’ equity	$5,539,516	$2,938,166	$—	$(1,121,251)		$728,438		$5,145,287		$13,230,156

See accompanying notes, including Note 4

Note 1—The Acquisition

On January 11, 2018, SS&C entered into an acquisition agreement with DST Systems, Inc. Under the acquisition agreement, each outstanding share of DST’s common stock will convert into the right to receive $84.00 in cash, for total acquisition consideration of approximately $5.0 billion along with the repayment of certain existing indebtedness and non-cash consideration related to the exchange of share-based awards for total purchase consideration of approximately $5.7 billion. Following consummation of the transaction contemplated by the acquisition agreement, DST will be SS&C’s wholly-owned subsidiary.

We intend to finance our pending acquisition of DST, to repay certain existing indebtedness, to repay certain of DST’s existing indebtedness and to pay related fees and expenses with the following:

•	a portion of the proceeds from this offering of 25,000,000 shares of common stock (at a price to the public of $50.00 per share).

•	the incurrence of $6.85 billion under the New Senior Secured Credit Facilities

Note 2—Calculation of Estimated Consideration Transferred and Pro Forma Allocation of Consideration to Net Assets Acquired (in thousands)

Within the unaudited pro forma combined condensed financial statements as of December 31, 2017, the acquisition has been accounted for as a business combination under the acquisition method of accounting. Accordingly, the tangible assets and identifiable intangible assets acquired and liabilities assumed have been recorded at fair value, with the remaining purchase price recorded as goodwill. In addition, we have evaluated the treatment of share-based awards that will be exchanged at the acquisition date and determined that a portion of the fair value of the award is attributable to pre-combination services. The fair value attributable to pre-combination services has been included as non-cash consideration.

The following table summarizes the preliminary allocation of consideration to the net assets acquired as if the acquisition of DST had occurred on December 31, 2017:

Purchase of DST’s equity	$5,020,714
Repayment of DST existing indebtedness	575,000
Payment of breakage premium for DST existing indebtedness	51,867

Total cash consideration	$5,647,581

Fair value of replacement awards attributable to pre-combination services	43,093

Total purchase consideration	$5,690,674

Purchase price allocated to:
Cash and cash equivalents	$80,520
Funds held for clients	454,519
Client fund receivable	46,984
Accounts receivable	363,800
Prepaid income taxes	20,487
Prepaid expenses and other current assets	91,927
Investments	234,429
Unconsolidated affiliates	93,963
Fixed assets	269,647
Deferred income taxes	34,180
Intangible and other assets	2,707,203
Goodwill	3,073,334

Assets acquired	$7,470,993

Current portion of long-term debt	$18,661
Client funds obligations	504,237
Accounts payable	101,219
Income taxes payable	4,960
Accrued employee compensation and benefits	147,854
Other accrued expenses	156,041
Deferred revenue	28,319
Long-term debt	29,265
Other long-term liabilities	51,614
Long-term income taxes payable	74,978
Deferred income taxes	663,171

Liabilities assumed	1,780,319

Total purchase price	$5,690,674

The estimated fair values are based on a pro forma acquisition date of December 31, 2017, and are for pro forma and illustrative purposes only. These amounts may not be representative or indicative of the estimated fair values that will be reported to give effect to the acquisition as of the actual acquisition date. Accordingly, the accounting and related amounts may change when they are included in SS&C’s financial statements. We have not yet determined the fair value of certain assets and liabilities, including PP&E; therefore, the carrying value has been used in the preliminary purchase price allocation and in the pro forma financial information.

Note 3—Pro Forma Adjustments to the Unaudited Pro Forma Combined Condensed Statement of Operations for the Year ended December 31, 2017 (in thousands, except share and per share data)

(A)	Adjustment of $23,160 to record an increase in amortization of acquired purchased technology. The amortization of acquired purchased technology of $52,500 has been calculated based on a new fair value basis of $630,000, amortized over estimated lives of approximately 12 years less historical amortization of $29,340.

(B)	Adjustment of $93,001 to record an increase in amortization of acquired customer relationships. The amortization of acquired customer relationships of $119,375 has been calculated based on a new fair value basis of $1,910,000, amortized over an estimated life of approximately 16 years less historical amortization of $26,374.

(C)	Adjustment of $10,668 to record an increase in amortization of acquired tradenames. The amortization of acquired tradenames of $12,222 has been calculated based on a new fair value basis of $110,000, amortized over an estimated useful life of approximately nine years less historical amortization of $1,554.

(D)	Adjustment of $156,961 to record increased interest expense related to the New Senior Secured Credit Facilities using a weighted average interest rate of 3.8%, which represents the current expected interest rate for the New Senior Secured Credit Facilities which have a variable rate. Total estimated interest expense has been calculated at $279,995 less historical combined interest expense of $123,034. A change of one eighth of one percent (12.5 basis points) in the interest rate, would result in additional annual interest expense (if the interest rate increases) or a reduction to annual interest expense (if the interest rate decreases) of approximately $9,321.

(E)	Adjustment of $3,854 to record increased interest expense related to the amortization of deferred financing fees. The amortization of deferred financing fees has been calculated based on $91,142, amortized over a life of seven years for the New Senior Secured Credit Facilities totaling $13,020, less historical combined amortization of deferred financing fees of $9,166.

(F)	Adjustment of $182 to record an increase in amortization expense related to the amortization of original issue discount (“OID”) on the New Senior Secured Credit Facilities. The amortization of OID has been calculated based on $17,115 amortized over a life of seven years for the New Senior Secured Credit Facilities totaling $2,445 less historical combined OID amortization of $2,263.

(G)	Adjustment of $6,737 to record a decrease in stock compensation expense related to DST’s equity compensation awards. The preliminary fair value of the restricted stock units was determined and will be recognized on a straight line basis over the remaining service period. A portion of the preliminary fair value has been attributed to pre-combination services and included as part of total consideration for the DST acquisition (see Note 2).

(H)	Adjustment of $4,500 to eliminate the impact of non-recurring transaction costs related to the DST acquisition.

(I)	Adjustment of $111,327 to record a benefit for income taxes calculated using a combined statutory tax rate of 40.25%.

(J)	Reflects a portion of the issuance of 25,000,000 shares of common stock at a price to the public of $50.00 per share, as if the offering occurred on January 1, 2017.

Note 4—Pro Forma Adjustments to the Unaudited Pro Forma Combined Condensed Balance Sheet as of December 31, 2017 (in thousands, except share and per share data)

(A)	An adjustment of $728,438 to record the anticipated net proceeds from a portion of the issuance of 25,000,000 shares of our common stock at a price to the public of $50.00 per share, less underwriting discounts and commissions.

(B)	Adjustment to reflect the net proceeds from the issuance of debt to effect the acquisition of DST as summarized below.

Sources:
New Senior Secured Credit Facility	$6,846,000

Uses:
Repayment of SS&C notes including breakage and accrued interest	$648,946
Repayment of SS&C Term Loan As under existing credit agreement	218,750
Repayment of SS&C Term Loan Bs under existing credit agreement	716,425
New financing costs and OID	123,882

$1,708,003

Adjustment to record net proceeds from the New Senior Secured Credit Facilities	$5,137,997

(C)	Adjustments related to financing fees:

(1)	Adjustment to record deferred financing fees related to the New Senior Secured Credit Facilities and write off existing deferred financing fees.

Long-term debt
Total financing fees	$106,767
Less: bridge fees expensed through retained earnings	(15,625)

Total financing fees capitalized	91,142
Less: elimination of existing deferred financing fees	(24,391)

Total adjustments to long-term debt related to financing fees	$66,751

(2)	Adjustments to prepaid income taxes of $7,290 to record the tax impact related to the expensing of existing deferred financing fees and OID.

Prepaid income taxes
Elimination of existing deferred financing fees, deductible portion	$2,517
Elimination of existing OID	2,310
Break up premium of SS&C notes	13,454
Reclassification	(10,991)

Total adjustments to prepaid income taxes	$7,290

(3)	Adjustments to deferred income taxes to record the tax impact related to the write-off of existing deferred financing fees and bridge fees expensed through retained earnings.

Deferred income taxes
Elimination of existing deferred financing fees	$7,027
Expense fees related to bridge facility	6,453

Total adjustments to deferred income taxes	$13,480

(4)	Adjustments to retained earnings to record the write-off of existing deferred financing fees and OID fees related to the bridge facility, and the break up premium of SS&C’s notes, net of taxes.

Retained earnings
Write-off existing deferred financing fees	$24,391
Related tax impact	(9,544)
Write-off existing OID	6,175
Related tax impact	(2,310)
Expense fees related to bridge facility	15,625
Related tax impact	(6,453)
Break up premium of SS&C notes	32,790
Related tax impact	(13,454)

Total adjustments to retained earnings	$47,220

(D)	Adjustments to reflect the New Senior Secured Credit Facilities to effect the DST acquisition, as summarized below.

New Senior Secured Credit Facilities	$6,846,000
OID	(17,115)

Total proposed borrowings, net of OID	$6,828,885

Repayment of SS&C’s long-term debt, net of OID of $6.2 million	1,529,000
Total financing fees less the write-off of existing financing fees	66,751

Total proposed borrowings, net of OID and financing fees	5,233,134
Repayment of SS&C’s current portion of long-term debt	32,164
Eliminate current portion of proposed borrowings	(68,460)

Pro forma adjustment to non-current portion of long-term debt	$5,196,838

Current portion of proposed borrowings	68,460
Repayment of SS&C’s current portion of long-term debt	(32,164)

Pro forma adjustment to current portion of long-term debt	$36,296

(E)	Represents total consideration to be transferred for the acquisition of DST:

Purchase of DST’s equity	$5,020,714
Repayment of DST’s existing indebtedness, of which $65,000 is current	575,000
Payment of breakage premium for DST existing indebtedness	51,867

Cash consideration	$5,647,581

Fair value of replacement awards attributable to pre-combination services (non-cash increase to additional paid-capital)	43,093

Total purchase consideration	$5,690,674

(F)	To reflect the elimination of DST’s common stock of $645, additional paid-in capital of $112,650, accumulated other comprehensive income of $1,353, treasury stock of $362,783 and retained earnings of $1,489,303.

(G)	Adjustment of $59,500 to recognize estimated transaction fees related to the DST acquisition. An adjustment of $45,000 represents the assumption of estimated seller transaction fees that will be incurred prior to the acquisition. An adjustment of $14,500 represents estimated transaction fees that will be incurred by us for the DST acquisition, which are not expected to be tax deductible. However, the evaluation of the deductibility of the transaction costs, and the ability to utilize such benefits, is preliminary and subject to change.

(H)	Represents the adjustments to record DST’s identified intangible assets at fair value. The fair value estimate for identifiable intangible assets is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). The final fair value determination for identified intangibles may differ from this preliminary determination.

Purchased technology	$630,000
Customer relationships	1,910,000
Trademarks	110,000

Total intangible assets	$2,650,000

Elimination of DST’s historical net intangible asset balances	(283,128)

Pro forma adjustment to intangible assets	$2,366,872

(I)	An adjustment of $3,579 to eliminate DST’s historical deferred financing fees associated with their existing indebtedness that will be repaid in connection with the acquisition, of which $1,432 was included in intangible and other assets, net and $2,147 was included in long-term debt.

(J)	An adjustment of $2,274,281 to increase goodwill to reflect the excess of the purchase price over the preliminary fair value of net assets acquired of $3,073,334 less historical goodwill of $799,053.

(K)	An adjustment of $99,610 to record a fair value adjustment for DST’s historical unamortized customer payments, and to create a deferred tax asset for the related tax effect of $25,401.

(L)	An adjustment of $612,339 to reflect a net increase to deferred tax liabilities resulting from the fair value adjustments to acquired intangible assets based on an estimated combined U.S. federal and state statutory tax rate of 25.5% totaling $675,750 less DST’s historical deferred tax liability of $63,411. Estimates of deferred income tax balances are preliminary and subject to change based on management’s final determination of the fair value of assets acquired and liabilities assumed.

(M)	An adjustment of $34,745 to investments and the tax effects of $8,860 to reflect the cumulative effect adjustment of DST’s private equity funds and other investments currently accounted for under the cost method, as well as DST’s available-for-sale securities, to be measured at fair value.

(N)	An adjustment of $16,156 to pay off the accrued interest on the SS&C senior notes.

(O)	An adjustment to pay off the accrued interest of $6,497 and the break up premium of $51,867 on the DST notes as well as the tax effects of $20,487.

(P)	An adjustment of $10,000 to record the pre-acquisition severance expenses related to change of control provisions for DST executives.

(Q)	An adjustment of $80,157 to eliminate DST’s historical developed software recorded within Fixed Assets, net which was included in the Company’s preliminary valuation of purchased technology and an adjustment of $11,165 to eliminate DST’s historical deferred tax liability.

(R)	An adjustment of $1,100 to record the net tax effects to establish a deferred tax asset of $10,989 related to the fair value of replacement awards attributable to pre-combination services offset by the elimination of $9,889 related to the historical DST deferred tax asset on share-based compensation.

Note 5—Items not Included or Excluded

The unaudited pro forma combined condensed statement of operations does not include any expected cost savings which may be achievable or which may occur subsequent to the DST acquisition, or the impact of any non-recurring activity and one-time transaction related costs, including acquisition costs that were incurred subsequent to December 31, 2017. The unaudited pro forma combined condensed statement of operations includes approximately $190 million of gain recorded as a component of Other Income, net in the 2017 historical DST consolidated statement of income related to the acquisitions of the remaining 50% joint venture ownership interests in Boston Financial Data Services and International Financial Data Services U.K. Limited in March 2017 from State Street Corporation. In addition, the unaudited pro forma combined condensed financial information also excludes the remaining proceeds from this offering of 25,000,000 shares of common stock which will be used for general corporate purposes.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The following table reconciles our calculations of EBITDA, Consolidated EBITDA and Acquisition Adjusted EBITDA to income (loss) from continuing operations for the year ended December 31, 2017 after giving effect to the DST acquisition and related financing transactions on a pro forma basis:

	Year Ended December 31, 2017
	Historical SS&C	Historical DST	DST Acquisition Pro Forma Adjustments	Debt Financing Pro Forma Adjustments (1)	Pro Forma
	(in thousands)
Income (loss) from continuing operations	$328,864	$447,588	$(69,066)	$(96,196)	$611,190
Interest expense, net	107,473	26,841	—	160,997	295,311
Income tax (benefit) provision	(46,234)	84,311	(46,526)	(64,801)	(73,250)
Depreciation and amortization	237,189	127,949	126,829	—	491,967

EBITDA	627,292	686,689	11,237	—	1,325,218
Stock-based compensation	41,487	44,219	(6,737)		78,969
Capital-based taxes	314				314
Acquired EBITDA and cost savings (2)	4,541	40,909			45,450
Non-cash portion of straight-line rent expense	4,385	(575)			3,810
Loss on extinguishment of debt	2,326				2,326
Purchase accounting adjustments (3)	4,316				4,316
Other(4)	15,394	(244,876)	(4,500)		(233,982)

Consolidated EBITDA	700,055	526,366	—	—	1,226,421

DST synergies (5)		175,000			175,000

Acquisition Adjusted EBITDA (6)	$700,055	$701,366	$—	$—	$1,401,421

(1)	Adjustments to reflect the New Senior Secured Credit Facilities.
(2)	Acquired EBITDA reflects the EBITDA impact of businesses that were acquired during the period as if the acquisition occurred at the beginning of the period, as well as cost savings enacted in connection with acquisitions.
(3)	Purchase accounting adjustments include (a) an adjustment to increase revenues by the amount that would have been recognized if deferred revenue were not adjusted to fair value at the date of acquisitions, (b) an adjustment to increase personnel and commissions expense by the amount that would have been recognized if prepaid commissions and deferred personnel costs were not adjusted to fair value at the date of the acquisitions and (c) an adjustment to increase rent expense by the amount that would have been recognized if lease obligations were not adjusted to fair value at the date of acquisitions.
(4)	Other includes expenses and income that are permitted to be excluded per the terms of our existing credit agreement from Consolidated EBITDA. These include expenses and income related to currency transactions, facilities and workforce restructuring, legal settlements and business combinations. This amount for DST also includes gains from contract terminations, net gains on securities and investments, gains on equity interests and net gains on unconsolidated affiliates.
(5)	DST synergies represent annual run-rate, pre-tax cost synergies expected to be achieved by the end of three years from the closing of the acquisition, a portion of which we anticipate will be realized within 12 to 18 months of closing. Cost synergies are expected to be created from operational efficiencies, integration of our business support functions, reduction in facility costs and elimination of public company expenses. There is no guarantee that the cost savings will be achieved. See Note 6 below and “Risk Factors –We may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating our acquisitions.”

(6)	Acquisition Adjusted EBITDA gives effect to the DST synergies, which we expect to achieve by the end of three years from the closing of the DST acquisition, and therefore accelerates the benefits we expect into the current period. See Note 5 above and “Risk Factors—We may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating our acquisitions.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, including the risks and uncertainties described in our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this prospectus supplement, and DST’s Annual Report on Form 10-K for the year ended December 31, 2017, portions of which are incorporated by reference into this prospectus supplement. These risks and uncertainties are not the only risks we face. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. For more information, see “Where You Can Find More Information.”

Risks Relating to This Offering

This offering is not contingent upon consummation of the DST acquisition or the terms of the acquisition, and our stock price could be adversely affected by any failure or delay in completing the acquisition, as well as any failure to complete the acquisition on the terms currently contemplated.

We expect to use a portion of the net proceeds from this offering, together with the proceeds from the New Senior Secured Credit Facilities, to finance our pending DST acquisition. Completion of this offering is not contingent upon consummation of the DST acquisition or the terms of the acquisition, even if those terms vary materially from what we currently expect.

We have not identified any specific use for the net proceeds from this offering that we intend to use to finance the pending acquisition of DST in the event that the DST acquisition is not consummated. In the event the DST acquisition is not consummated, we plan to use all of the net proceeds from this offering for general corporate purposes, which may include the repayment of indebtedness or to fund future acquisitions, and pay transaction fees. This means that our management would have broad discretion in the application of the net proceeds from this offering. Because of the number and variability of factors that would determine our use of the net proceeds from this offering if the DST acquisition does not occur, we cannot provide any assurance that the return on our use of such net proceeds would be equivalent to the return on investment we currently anticipate from the DST acquisition. If we do not invest or apply such net proceeds from this offering in ways that enhance our financial returns, our stock price could decline.

Our stock price could also decline in the event we do not complete the DST acquisition on the terms or on the timeframe currently contemplated, or if we do not complete it at all. Such a decline in stock price could occur regardless of the reason for the delay or failure to complete the DST acquisition.

We may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating our acquisitions.

We have acquired and intend in the future to acquire companies, products or technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. Any such acquisitions could be significant. However, acquisitions, including the DST acquisition, could subject us to contingent or unknown liabilities, and we may have to incur debt or severance liabilities or write off investments, infrastructure costs or other assets. Our success is also dependent on our ability to complete the integration of the operations of acquired businesses in an efficient and effective manner, which may be difficult to accomplish in the rapidly changing financial services software and services industry. We may not realize the benefits we anticipate from acquisitions, such as lower costs, increased revenues, synergies and growth opportunities, or we may realize such benefits more slowly than anticipated, due to our inability to:

•	combine operations, facilities and differing firm cultures,

•	maintain employee morale or retain the clients or employees of acquired entities,

•	generate market demand for new products and services,

•	coordinate geographically dispersed operations and successfully adapt to the complexities of international operations, including compliance with laws, rules and regulations in multiple jurisdictions,

•	integrate the technical teams of acquired companies with our engineering organization, or

•	incorporate acquired technologies, products and services into our current and future product and service lines.

As a result, there is no guarantee that we will be able to achieve any or all of these cost savings. We expect the cost synergies to be created from operational and information technology efficiencies as well as reductions in general and administrative, marketing, facility and public company expenses.

The process of integrating the operations of DST and other acquired companies could disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our business or financial results. The DST acquisition and other acquisitions may also place a significant strain on our administrative, operational, financial and other resources. In addition, certain of our acquisitions have generated disputes with stockholders or management of acquired companies that have required the expenditure of our resources to address or have led to litigation; any such disputes may reduce the value we hope to realize from our acquisitions, either by increasing our costs of the acquisition, reducing our opportunities to realize revenues from the acquisition or imposing litigation costs or adverse judgments on us. Acquisitions may also expose us to litigation from our stockholders arising out of the acquisition, which, even if unsuccessful, could be costly to defend and serve as a distraction to management.

The market price of our common stock may be volatile, which could result in substantial losses for investors in our common stock.

The market price of our common stock may fluctuate significantly. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us,

•	changes in estimates of our financial results or recommendations by securities analysts,

•	failure of any of our products to achieve or maintain market acceptance,

•	changes in market valuations of similar companies,

•	success of competitive products,

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt,

•	announcements by us or our competitors of significant products, contracts, acquisitions or strategic alliances,

•	regulatory developments in any of our markets,

•	litigation involving our company, our general industry or both,

•	additions or departures of key personnel,

•	investors’ general perception of us, and

•	changes in general economic, industry and market conditions.

In addition, if the market for technology stocks, financial services stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Provisions in our certificate of incorporation and bylaws might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	limitations on the removal of directors,

•	a classified board of directors so that not all members of our board are elected at one time,

•	advance notice requirements for stockholder proposals and nominations,

•	the inability of stockholders to call special meetings,

•	the ability of our board of directors to make, alter or repeal our bylaws,

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a rights plan, or a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors, and

•	a prohibition on stockholders from acting by written consent.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that our stockholders could receive a premium for their shares of common stock in an acquisition.

FORWARD-LOOKING INFORMATION

Certain information contained in this prospectus supplement constitutes forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, intentions, projections, developments, future events, performance, underlying assumptions, and other statements that are other than statements of historical facts. The forward-looking statements contained herein include, but are not limited to, statements about the expected effects on SS&C of the proposed acquisition of DST, the expected timing and conditions precedent relating to the proposed acquisition of DST, anticipated earnings enhancements, synergies, and other strategic options. Without limiting the foregoing, the words “believes”, “anticipates”, “plans”, “expects”, “estimates”, “projects”, “forecasts”, “may”, “assume”, “anticipates”, “intend”, “will”, “continue”, “opportunity”, “predict”, “potential”, “future”, “guarantee”, “likely”, “target”, “indicate”, “would”, “could” and “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Such statements reflect management’s best judgment based on factors currently known but are subject to risks and uncertainties, which could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, unanticipated issues associated with the satisfaction of the conditions precedent to the proposed acquisition; issues associated with obtaining necessary regulatory approvals and the terms and conditions of such approvals; the inability to obtain financing and the terms of any financing; the inability to integrate successfully DST within SS&C and to obtain anticipated synergies; exposure to potential litigation; and changes in anticipated costs related to the acquisition of DST. Additional factors that could cause actual results and developments to differ materially include, among others, the state of the economy and the financial services industry, SS&C’s ability to finalize large client contracts, fluctuations in customer demand for SS&C’s products and services, intensity of competition from application vendors, delays in product development, SS&C’s ability to control expenses, terrorist activities, risks of cyberattacks, exposure to litigation, SS&C’s ability to integrate acquired businesses, the effect of the acquisitions on customer demand for SS&C’s products and services, the prevailing market price of SS&C’s stock from time to time, SS&C’s cash flow from operations, general economic conditions, and those risks discussed in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this prospectus supplement, and DST’s Annual Report on Form 10-K for the year ended December 31, 2017, portions of which are incorporated by reference into this prospectus supplement. Forward-looking statements speak only as of the date on which they are made and, except to the extent required by applicable securities laws, SS&C undertakes no obligation to update or revise any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $1,214 million. We expect to use approximately $728 million of the net proceeds from this offering, together with the proceeds from the New Senior Secured Credit Facilities, to finance our pending acquisition of DST, to repay certain existing indebtedness, to repay certain of DST’s existing indebtedness and to pay related fees and expenses. We expect to use the remaining net proceeds from this offering for general corporate purposes, which may include the repayment of indebtedness or to fund future acquisitions. We expect to use any net proceeds from the underwriters’ exercise of their option to purchase additional shares for general corporate purposes. Completion of this offering is not contingent upon consummation of the DST acquisition or the terms of the DST acquisition. If the DST acquisition is not consummated for any reason, we will use all of the net proceeds from this offering for general corporate purposes. Certain of the underwriters and/or their affiliates are lenders under our existing credit facility and/or may be holders of our existing notes or existing indebtedness of DST and, as a result, may receive a portion of the net proceeds from this offering. See “Underwriting.”

The following table sets forth the estimated sources and uses of funds in connection with the DST acquisition. The actual sources and uses of funds may vary from the estimated sources and uses of funds in the table and accompanying footnotes set forth below. You should read the following together with the information included under the heading “Prospectus Summary—Recent Developments—Financing of the DST Acquisition” and “Prospectus Summary—Unaudited Pro Forma Combined Condensed Financial Information” included elsewhere in this prospectus supplement.

Sources of Funds		Uses of Funds
(in millions)
New term loan B-3	$5,046	DST acquisition consideration	$5,021
New term loan B-4	1,800	Refinancing of existing indebtedness (3)	2,217
New revolving credit facility (1)	—	Estimated fees and expenses (4)	229
This offering (2)	1,250	Cash to balance sheet	629
Total sources of funds	$8,096	Total uses of funds	$8,096

(1)	The new revolving credit facility will provide for aggregate borrowings of up to $250 million, which is expected to be undrawn at the closing of the DST acquisition and be available for working capital purposes.
(2)	Assumes the issuance of 25,000,000 shares of our common stock at a price to public of $50.00 per share.
(3)	Represents the repayment of $1,535 million of existing SS&C indebtedness and $575 million of existing DST indebtedness, each with the applicable redemption premium, including any accrued but unpaid interest.
(4)	Consists of our estimate of fees and expenses associated with the DST acquisition and the associated financing transactions, including placement fees, initial purchaser discounts and commissions, underwriting fees, arranging fees and other financing fees and other transaction costs and advisory and professional fees.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2017 (i) on an actual basis and (ii) on a pro forma basis:

•	as adjusted for an assumed issuance of 25,000,0000 shares of our common stock in this offering at a price to public of $50.00 per share, and

•	as further adjusted for the incurrence of $6,846 million under the New Senior Secured Credit Facilities, the repayment of $1,584 million of existing SS&C indebtedness and $633 million of existing DST indebtedness, including each applicable redemption premium and accrued but unpaid interest, the consummation of the DST acquisition and the payment of $229 million of related fees and expenses.

This offering is not contingent upon consummation of the DST acquisition, our entering into the New Senior Secured Credit Facilities or on the terms of these transactions. As a result, we cannot assure you that these transactions will be consummated or, if consummated, that they will be consummated on the terms we currently expect. You should read this table in conjunction with “Use of Proceeds,” “Prospectus Summary—Unaudited Pro Forma Combined Condensed Financial Information” and the consolidated financial statements and related notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this prospectus supplement.

	As of December 31, 2017
	Actual	Pro Forma
		Adjusted for This Offering	Further Adjusted for DST Acquisition and Financing Transactions
	(in thousands) (unaudited)
Cash and cash equivalents	$64,057	$1,278,120	$842,559

Long-term debt (including current portion)
Existing credit facility (1)	1,492,175	1,492,175	557,000
Existing notes	600,000	600,000	—
Existing other indebtedness (2)	—	—	47,926
New Senior Secured Credit Facilities (1)	—	—	6,846,000

Total long-term debt (including current portion)	2,092,175	2,092,175	7,450,926

Stockholders’ equity
Common stock, $0.01 par value per share, 400,000,000 shares authorized; 208,109,294 shares issued (actual), and 206,535,955 shares outstanding (actual), and 233,109,294 shares issued (pro forma), and 231,535,955 shares outstanding (pro forma)	2,081	2,331	2,331
Additional paid-in capital	2,018,106	3,231,919	3,275,012
Accumulated other comprehensive loss	(82,655)	(82,655)	(82,655)
Retained earnings	766,856	766,856	705,136
Less: cost of common stock in treasury, 1,573,339 shares	(18,000)	(18,000)	(18,000)

Total stockholders’ equity	2,686,388	3,900,451	3,881,824

Total capitalization	$4,778,563	$5,992,626	$11,332,750

(1)	See “Description of Certain Indebtedness—New Senior Secured Credit Facilities.” These amounts exclude financing fees and OID.
(2)	Represents existing indebtedness of DST that will remain outstanding following the consummation of the DST acquisition.

DESCRIPTION OF CERTAIN INDEBTEDNESS

For information concerning our existing indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes in our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this prospectus supplement.

We expect to enter into the New Senior Secured Credit Facilities to finance our pending acquisition of DST, refinance certain of our existing indebtedness, repay DST’s existing indebtedness and to pay related fees and expenses. See “Use of Proceeds” and “Capitalization” included elsewhere in this prospectus supplement.

New Senior Secured Credit Facilities

We expect that our New Senior Secured Credit Facilities will consist of (i) a new senior secured term loan B facility to be made available to the SS&C Technologies, in an aggregate principal amount equal to $5,046 million (the “Term B-3 Loans”), (ii) a new senior secured term loan B facility to be made available to SS&C European Holdings in an aggregate principal amount equal to $1,800 million (the “Term B-4 Loans”), (iii) approximately $557 million in aggregate principal amount as of December 31, 2017 of our existing term loan B-1 and B-2 facilities (the “Term B-1 and B-2 Loans,” and together with the Term B-3 Loans and Term B-4 Loans, the “Term Loans”) and (iv) and a $250 million senior secured revolving credit facility to be made available to SS&C Technologies, $25 million of which will be made available for letters of credit.

The New Senior Secured Credit Facilities will provide that we will have the right to request, subject to customary conditions, incremental term loans and/or revolving commitments in an amount not to exceed (i) $1,350 million, plus, (ii) an unlimited amount so long as such amount would not cause our pro forma consolidated net secured leverage ratio to exceed 5.25 to 1.0.

We will be required to make scheduled quarterly payments of 0.25% of the original principal amount of the Term Loans on the closing date, with the balance due and payable on the seventh anniversary of its incurrence. No amortization will be required under the Revolving Credit Facility.

Our obligations under the New Senior Secured Credit Facilities will be guaranteed by (i) SS&C Technologies Holdings, Inc. and each of our existing and future U.S. wholly-owned restricted subsidiaries (subject to customary exceptions and limitations) and (ii) in the case of Term B-4 Loans, by SS&C Technologies Holdings Europe S.a.r.L and each of our existing and future foreign wholly-owned restricted subsidiaries (subject to customary exceptions and limitations). All obligations of the U.S. loan parties under the New Senior Secured Credit Facilities will be secured by a first-priority perfected security interest in substantially all of the assets of such persons (subject to customary exceptions and limitations), including a pledge of all of the capital stock of substantially all of the U.S. wholly-owned restricted subsidiaries of such persons (with customary exceptions and limitations) and 65% of the capital stock of certain foreign restricted subsidiaries of such persons (with customary exceptions and limitations). All obligations of the non-U.S. loan parties under the New Senior Secured Credit Facilities will be secured by a first-priority perfected security interest in substantially all of our and the other guarantors’ assets (subject to customary exceptions and limitations), including a pledge of all of the capital stock of substantially all of our wholly-owned restricted subsidiaries (with customary exceptions and limitations).

We expect that the New Senior Secured Credit Facilities will include negative covenants that will, among other things and subject to certain exceptions, limit our ability and the ability of our restricted subsidiaries to:

•	incur liens,

•	incur debt,

•	make investments (including in the form of loans and acquisitions),

•	merge, liquidate or dissolve,

•	sell property and assets, including capital stock of our subsidiaries,

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock,

•	alter the business we conduct,

•	amend, prepay, redeem or purchase subordinated debt,

•	engage in transactions with our affiliates, and

•	make dividends, distributions or asset transfers.

Each of these covenants will be subject to customary thresholds and exceptions, to be set forth in the credit agreement governing the New Senior Secured Credit Facilities. We expect that the New Senior Secured Credit Facilities will also contain certain customary representations and warranties, affirmative covenants and events of default, in each case subject to customary thresholds and exceptions to be set forth in the credit agreement governing the New Senior Secured Credit Facilities.

We expect that our Revolving Credit Facility will require us to comply with a maximum consolidated net secured leverage ratio test that will be tested on the last day of each fiscal quarter.

U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a “non-U.S. holder.” A “non-U.S. holder” is a beneficial owner of a share of our common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,

•	a foreign corporation, or

•	a foreign estate or trust.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

To the extent that we pay dividends out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty, subject to the discussion of FATCA withholding taxes below. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the treaty.

Dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) will not be subject to U.S. federal withholding tax if the non-U.S. holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person as defined under the Code. A non-U.S. holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividend income may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Gain on Disposition of Common Stock

Subject to the discussions of backup withholding and FATCA withholding taxes below, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain US-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

•	we are or have been a “United States real property holding corporation” (as described below), at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our common stock.

We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of dividends. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid additional information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA Withholding Taxes

Payments to certain foreign entities of dividends on and (for dispositions after December 31, 2018) the gross proceeds of dispositions of common stock of a U.S. issuer will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our common stock.

Federal Estate Tax

Individual non-U.S. holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of shares indicated below:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
Barclays Capital Inc.
J.P. Morgan Securities LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” accordingly. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional              shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions payable by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have also agreed to reimburse the underwriters for their blue sky and FINRA-related fees and expenses, which such fees and expenses shall not exceed $20,000.

Our common stock is quoted on the Nasdaq Global Select Market under the trading symbol “SSNC.”

We have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, we will not, during the period ending 60 days after the date of this prospectus supplement (the “restricted period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, (ii) file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any such transaction described in (i) and (ii) is to be settled by delivery of common stock or such other securities, in cash or otherwise; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

(a)	the sale of shares to the underwriters in this offering;

(b)	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing;

(c)	the issuance by us of shares or options to purchase shares of common stock pursuant to our equity plans disclosed in the prospectus supplement, including grants of options and shares of common stock to outside directors;

(d)	the grant of options to purchase shares of common stock and restricted stock awards to new employees made in the ordinary course of business;

(e)	the filing by us of any registration statement on Form S-8; and

(f)	the issuance of shares of common stock by us in connection with any tender offer, merger, amalgamation, consolidation or other similar transaction not greater than 10% of the total outstanding shares of common stock after giving effect to this offering; provided that the recipients of such shares execute a customary lock-up agreement.

Additionally, each of our directors and officers have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, that they will not, during the restricted period (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in (i) and (ii) is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

(a)	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering or shares of common stock acquired in this offering, provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made in connection with such transaction, transfer, distribution or option exercise during the restricted period;

(b)	transfers or dispositions of shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock (i) as a bona fide gift, (ii) to family members or to trusts for the benefit of such person or family members of such person, in each case, for estate planning purposes, (iii) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or member of the family of such person, or (iv) that occur by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; provided that (a) each transferee or distributee in (i) through (iv) shall agree to be subject to the restrictions described in the immediately preceding paragraph, (b) no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made in connection with the transactions, transfers, distributions or option exercises contemplated in (i) and (ii) will be made during the restricted period;

(c)	the entrance into, or amendment of, a written trading plan designed to comply with Rule 10b5-1 under the Exchange Act, provided that no sales are made pursuant to such trading plan during the restricted period and that the establishment of such plan will not result in any public filing or other public announcement of such plan by the undersigned or SS&C during the restricted period;

(d)	the exercise of an option to purchase shares of common stock (whether voting or non-voting) granted under a stock incentive plan or stock purchase plan of ours described herein; or

(e)	transfers, sales, tenders or other dispositions after this offering by our officers and directors of shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock to a bona fide third party pursuant to a tender offer, merger, amalgamation, consolidation or other similar transaction involving a change of control of our company as approved by our board of directors (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which such director or officer may agree to transfer, sell, tender or otherwise dispose of shares of common stock or such securities in favor of such transaction), provided that if such tender offer, merger, amalgamation, consolidation or other similar transaction is not completed, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock subject to the restrictions described in the preceding paragraph will remain subject to such restrictions.

Further, the undersigned each of our executive directors and officers have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC, he or she will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, other than with respect to this offering. each of our directors and officers have agreed to the entry of stop transfer instructions with our transfer agent and registrar against the transfer of his or her shares of common stock except in compliance with the foregoing restrictions.

Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC , in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option or a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our subsidiaries, for which they have received and may in the future receive customary fees and expenses. In that regard, (i) some or all of the underwriters and/or their affiliates are lenders and/or agents under our existing credit facility and (ii) in connection with the transactions contemplated by the New Senior Secured Credit Facilities, some or all of the underwriters and/or affiliates of such underwriters have entered into commitments to provide the entire aggregate amount of financing, which is conditional, in part, on the closing of the DST acquisition, including to (a) act as arrangers, lenders and agents under our proposed New Senior Secured Credit Facilities in an aggregate principal amount of $6,846 million and (b) act as arrangers, lenders and agents under our proposed $1,250 million bridge loan facilities or as arrangers for other debt financings that may be borrowed to fund the DST acquisition, the proceeds of which, together with a portion of the proceeds from this offering, are expected to reduce the aggregate commitments of the underwriters and/or affiliates to provide the bridge loan facilities on a dollar for dollar basis, in each case in connection with which such underwriters and/or their respective affiliates will receive customary compensation. In addition, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC are acting as financial advisors to SS&C in connection with the DST acquisition for which they will receive customary compensation. Since we intend to use a portion of the proceeds from this offering to repay certain outstanding debt, including borrowings under our existing credit facility, the underwriters and/or certain of their affiliates who are lenders under the existing credit facility, or who are otherwise holders of our existing notes and/or the existing indebtedness of DST, are expected to receive a portion of the net proceeds from this offering.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(3) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents. Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

LEGAL MATTERS

The validity of the shares offered by this prospectus supplement has been passed upon by Davis Polk & Wardwell LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Latham  & Watkins LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K of SS&C Technologies Holdings, Inc. for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K of DST Systems, Inc. for the year ended December 31, 2017 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of Boston Financial Data Services, Inc. and International Financial Data Services Limited that the registrant acquired in 2017) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s website at http://www.sec.gov.

This prospectus supplement and the accompanying prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring to those other documents. The information incorporated by reference is considered to be part of this prospectus supplement and accompanying prospectus, and the information that we file with the SEC in the future will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, on or after the date of this prospectus supplement and prior to the termination of the offering under this prospectus supplement and accompanying prospectus, in each case other than any documents or portions thereof that are “furnished” and not deemed “filed” in accordance with SEC rules, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K or Form 8-K/A unless, and except to the extent, specified in such Current Report:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on February 28, 2018, and

(2)	Our Current Reports on Form 8-K, as filed with the SEC on January 11, 2018 (but not information furnished pursuant to Item 7.01 or Exhibits 99.1 and 99.2 thereof), February 20, 2018, March 7, 2018, March 15, 2018 and April 3, 2018 (but not information furnished pursuant to Item 7.01 or Exhibit 99.1 thereof).

In addition, we incorporate by reference the following items included in DST Systems Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on February 28, 2018:

(1)	Part I—Item 1A. Risk Factors,

(2)	Part II—Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,

(3)	Part II—Item 8. Financial Statements and Supplementary Data, and

(4)	Part II—Item 9A. Controls and Procedures.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us at:

SS&C Technologies Holdings, Inc.

80 Lamberton Road

Windsor, Connecticut 06095

Attention: Investor Relations

Telephone: (860) 298-4500

PROSPECTUS

SS&C Technologies Holdings, Inc.

COMMON STOCK

PREFERRED STOCK

DEBT SECURITIES

WARRANTS

PURCHASE CONTRACTS

UNITS

We may offer from time to time common stock, preferred stock, debt securities, warrants, purchase contracts or units. Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

This prospectus describes the general manner in which the securities may be offered and sold by us. We will provide supplements to this prospectus describing the specific manner in which we may offer and sell the securities to the extent required by law. We urge you to carefully read this prospectus, any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus before you make your investment decision.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “SSNC.” On June 16, 2015, the closing sale price of our common stock on NASDAQ was $60.90 per share. You are urged to obtain current market quotations for our common stock.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus and page 18 of our Annual Report on Form 10-K for the year ended December 31, 2014 which is incorporated by reference herein, as well as the risk factors and other information in any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus and any accompany prospectus supplement, before deciding to invest in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 17, 2015.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities under this shelf registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in or incorporated by reference into this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained in or incorporated by reference into this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

Unless the context otherwise requires, in this prospectus, (1) “SS&C Holdings” means SS&C Technologies Holdings, Inc., our top-level holding company, (2) “SS&C” means SS&C Technologies, Inc., our primary operating company and a direct wholly owned subsidiary of SS&C Holdings, (3) “we,” “us” and “our” mean SS&C Holdings and its consolidated subsidiaries, including SS&C and (4) references to our “common stock” include both shares of our common stock and shares of our Class A non-voting common stock.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus carefully, including the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015 and is incorporated by reference herein, as well as the risk factors and other information in any other document incorporated by reference into this prospectus.

SS&C Technologies Holdings, Inc.

We are a leading provider of mission-critical, sophisticated software products and software-enabled services that allow financial services providers to automate complex business processes and effectively manage their information processing requirements. Our portfolio of software products and rapidly deployable software-enabled services allows our clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing. Our solutions enable our clients to focus on core operations, better monitor and manage investment performance and risk, improve operating efficiency and reduce operating costs. We provide our solutions globally to more than 7,000 clients, principally within the institutional asset management, alternative investment management and financial institutions vertical markets. In addition, our clients include commercial lenders, corporate treasury groups, insurance and pension funds, municipal finance groups and real estate property managers.

We provide the global financial services industry with a broad range of software-enabled services, which consist of software-enabled outsourcing services and subscription-based on-demand software that are managed and hosted at our facilities, and specialized software products, which are deployed at our clients’ facilities. Our software-enabled services, which combine the strengths of our proprietary software with our domain expertise, enable our clients to contract with us to provide many of their mission-critical and complex business processes. For example, we utilize our software to offer comprehensive fund administration services for alternative investment managers, including fund manager services, transfer agency services, funds-of-funds services, tax processing and accounting. We offer clients the flexibility to choose from multiple software delivery options, including on-premise applications and hosted, multi-tenant or dedicated applications. Additionally, we provide certain clients with targeted, blended solutions based on a combination of our various software and software-enabled services. We believe that our software-enabled services provide superior client support and an attractive alternative to clients that do not wish to install, manage and maintain complicated financial software.

As of March 31, 2015, we had 4,573 full-time employees operating in facilities and offices in 32 locations in North America and 23 offices in Europe, Asia, Australia and Africa.

Corporate Information

Our principal executive offices are located at 80 Lamberton Road, Windsor, Connecticut 06095, our telephone number at that address is (860) 298-4500 and our Internet address is http://www.ssctech.com. The information on our Internet website is not incorporated by reference into this prospectus or the registration statement of which it forms a part, and you should not consider it to be a part of this document. Our website address is included as an inactive textual reference only.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described in this prospectus, any prospectus supplement and the documents incorporated by reference herein and therein, including the risks and uncertainties described in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this prospectus. These risks and uncertainties are not the only risks we face. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. For more information, see “Where You Can Find More Information.”

FORWARD-LOOKING INFORMATION

This prospectus and any accompanying prospectus supplement include and incorporate forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained herein that are not statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial performance, funding requirements and liquidity; management’s plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, competitive strengths or market position, acquisitions and related synergies; growth, declines and other trends in markets we sell into; the anticipated impact of adopting new accounting pronouncements; the anticipated outcome of outstanding claims, legal proceedings, tax audits and other contingent liabilities; foreign currency exchange rates and fluctuations in those rates; general economic conditions; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “estimates,” “projects,” “forecasts,” “may” and “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those envisaged by such forward-looking statements. The factors discussed under “Risk Factors,” among others, could cause actual results to differ materially from those indicated by forward-looking statements made herein and presented elsewhere by management from time to time. You should not place undue reliance on any such forward-looking statements. Forward-looking statements speak only as of the date of the report, document, press release, webcast, call or other communication in which they are made. We expressly disclaim any obligation to update our forward-looking statements, whether as a result of new information, future events or circumstances, or otherwise, except as required by law.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges was calculated by dividing earnings by fixed charges. Earnings represent the sum of operating income before income taxes and fixed charges. Fixed charges represent the sum of interest accrued on indebtedness of SS&C Holdings and its consolidated subsidiaries, including the amortization of any debt fees and any debt discount, plus one-third of rents, the proportion deemed representative of the interest factor.

	Quarter Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Ratio of Earnings to Fixed Charges	5.8	6.4	4.0	2.9	5.0	2.3

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is based upon our amended and restated certificate of incorporation (“Certificate of Incorporation”), our amended and restated bylaws (“Bylaws”) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete. The Certificate of Incorporation and Bylaws are incorporated by reference into the registration statement of which this prospectus forms a part. You should read the Certificate of Incorporation and Bylaws for the provisions that are important to you.

General

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, 5,000,000 shares of Class A non-voting common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock is undesignated. The following description of our capital stock and the provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws.

Common Stock

As of March 31, 2015, there were 81,726,292 shares of our common stock outstanding and held of record by 16 stockholders, in addition to 2,703,846 shares of our Class A non-voting common stock outstanding and held of record by one stockholder.

Holders of our common stock, other than holders of our Class A non-voting common stock, are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Class A non-voting common stock shall not be entitled to vote except as otherwise specifically required by law. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Each share of Class A non-voting common stock will automatically convert into one share of common stock upon (i) the expiration, with respect to the holder of Class A non-voting common stock, of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act, such that such holder could acquire shares of common stock issuable upon conversion of such holder’s shares of Class A non-voting common stock in compliance with the HSR Act, (ii) any other event, the occurrence of which results in the ability of a holder of Class A non-voting common stock to acquire the shares of common stock issuable upon conversion of the Class A non-voting common stock in compliance with the HSR Act or (iii) the sale, assignment, transfer or other disposition of such share of Class A non-voting common stock to a person or entity that would not be required to make a filing under the HSR Act to acquire an equal number of shares of common stock or for which the waiting period under the HSR Act applicable to such person acquiring an equal number of shares of common stock has expired.

Preferred Stock

Under the terms of our Certificate of Incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Registration rights

We entered into a registration rights agreement, dated as of November 23, 2005, as amended, with Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P (the “Carlyle Holders”) and William C. Stone. The Carlyle Holders no longer own shares of our common stock. Under the registration rights agreement, Mr. Stone can demand that we file a registration statement and can request that his shares be covered by a registration statement that we are otherwise filing, as described below. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in certain registrations.

Demand Registration Rights. Mr. Stone may request that we register all or a portion of his common stock for sale under the Securities Act. We must use our reasonable best efforts to effect the registration as requested, subject to our right to postpone such registration if we determine that such registration would be materially detrimental to us or our stockholders or if our board of directors determines in its good faith judgment that the registration would have an adverse effect on a then contemplated public offering of our common stock. Mr. Stone’s right to demand registration of shares is subject to the right of the underwriters to limit the number of shares included in the offering. We are required to effect three of these registrations for Mr. Stone. We are not obligated to effect more than three of these registrations in any year. No registration will count towards such numerical limitations, however, if any shares of common stock requested to be registered are cut back by the underwriters of an offering. Mr. Stone is not entitled to make a registration request if he owns less than 5% of our common stock.

Piggy-back Registration Rights. In addition, if at any time we register any shares of common stock, Mr. Stone is entitled to include all or a portion of his common stock in the registration. We must use our reasonable best efforts to effect the registration as requested, unless we determine for any reason not to proceed with the proposed registration of the securities to be sold by us.

We will pay all registration expenses, other than underwriting discounts and selling commissions, related to any demand or piggyback registration, including the reasonable fees and expenses of one counsel selected by the selling stockholders. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify Mr. Stone as selling stockholder in the event of material misstatements or omissions in the registration statement attributable to us, and he is obligated to indemnify us for material misstatements or omissions in the registration statement attributable to him.

Anti-Takeover Provisions

Staggered Board. Our Certificate of Incorporation and Bylaws divide our board of directors into three classes with staggered three-year terms. In addition, our Certificate of Incorporation and Bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors; provided that for so long as any of our stockholders has a contractual right with us to remove a director, such director may be removed, with or without cause, by the holders that have the contractual right to remove such director by the affirmative vote of at least a majority of the votes that all such holders would be entitled to cast in an annual election of directors. Under our Certificate of Incorporation and Bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office; provided that for so long as any of our stockholders has a contractual right with us to fill a specified vacancy in the board of directors, such specified vacancy shall be filled by the holders that have the contractual right to remove such director by the affirmative vote of at least a majority of the votes that all such holders would be entitled to cast in an annual election of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Certificate of Incorporation and Bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. Our Certificate of Incorporation and Bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Action by Written Consent. Our Certificate of Incorporation and Bylaws provide that action may be taken by written consent of stockholders only for so long as William C. Stone, investment funds affiliated with Carlyle, and certain transferees of Carlyle collectively hold a majority of our outstanding common stock. After such time, any action taken by the stockholders must be effected at a duly called annual or special meeting. These provisions make it more procedurally difficult for a stockholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.

Super-Majority Voting. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors. In addition, the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in an election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our Certificate of Incorporation described in the prior two paragraphs.

Authorized But Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The NASDAQ Global Select Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Takeover Statute. We have opted out of Section 203 of the Delaware General Corporation Law, which would have otherwise imposed additional requirements regarding mergers and other business combinations.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

NASDAQ Global Market Listing

Our common stock is traded on The NASDAQ Global Select Market under the symbol “SSNC.”

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities that we may issue. We may offer secured or unsecured debt securities which may be senior or subordinated, and which may be convertible or exchangeable into other securities. The debt securities will be issued under one or more separate indentures between us and a designated trustee. The applicable prospectus supplement will describe the specific terms of the debt securities offered through that prospectus supplement as well as any general terms described in this section that will not apply to those debt securities. To the extent any prospectus supplement relating to an offering of debt securities are inconsistent with this prospectus, the terms of that prospectus supplement will supersede the information in this prospectus.

The prospectus supplement relating to any series of debt securities that we may offer will contain the specific terms of the debt securities. These terms may include the following:

•	the title and aggregate principal amount of the debt securities;

•	whether the debt securities will be senior or subordinated;

•	whether the debt securities will be secured or unsecured;

•	whether the debt securities are convertible or exchangeable into other securities;

•	the percentage or percentages of principal amount at which such debt securities will be issued;

•	the interest rate(s) or the method for determining the interest rate(s);

•	the dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	the person to whom any interest on the debt securities will be payable;

•	the places where payments on the debt securities will be payable;

•	the maturity date;

•	redemption or early repayment provisions;

•	authorized denominations;

•	form;

•	amount of discount or premium, if any, with which such debt securities will be issued;

•	whether such debt securities will be issued in whole or in part;

•	the form of one or more global securities;

•	the identity of the depositary for global securities;

•	whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•	the terms upon which the beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without consent of holders of debt securities issued under the indenture;

•	the guarantors of each series, if any, and the extent of the guarantees (including provisions relating to seniority, subordination, security and release of the guarantees), if any;

•	any applicable subordination provisions for any subordinated debt securities;

•	any restriction or condition on the transferability of the debt securities;

•	the currency, currencies, or currency units in which the purchase price for, the principal of and any premium and any interest on, such debt securities will be payable;

•	the time period within which, the manner in which and the terms and conditions upon which we or the purchaser of the debt securities can select the payment currency;

•	the securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	the extent to which a secondary market for the securities is expected to develop;

•	our obligations or right to redeem, purchase of repay debt securities under a sinking fund, amortization or analogous provision; and

•	additional terms not inconsistent with the provisions of the indenture.

General

We may sell the debt securities, including original issue discount securities, at par or at a substantial discount below their stated principal amount. Unless we inform you otherwise in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of securities under the applicable indenture. In addition, we will describe in a prospectus supplement the material U.S. federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars. Unless we inform you otherwise in a prospectus supplement, the debt securities will not be listed on any securities exchange.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $1,000 and integral multiples thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the corporate office of the trustee or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith. If specified in a prospectus supplement, certain of our subsidiaries will guarantee the debt securities. The particular terms of any guarantee will be described in the related prospectus supplement.

Global Securities

Unless we inform you otherwise in a prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in a prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon holders of beneficial interests in a global security will be described in a prospectus supplement.

Governing Law

The indenture and the debt securities will be construed in accordance with and governed by the laws of the State of New York, without regard to conflicts of laws principles thereof.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our equity securities or securities of third parties, or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies in which the price of such warrants will be payable;

•	the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material U.S. Federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices or such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities. The applicable prospectus supplement will describe:

•	the terms of the units and of the warrants, debt securities and common stock comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of any applicable lock-up provision;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

PLAN OF DISTRIBUTION

We may sell the securities in any of three ways (or in any combination) from time to time:

•	through underwriters, brokers or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement relating to a particular offering of securities will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters, brokers, dealers or agents and the amounts of securities underwritten or purchased by each of them; and

•	the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We may effect the distribution of the securities from time to time in one or more transactions either:

•	at a fixed price or at prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities (other than any securities purchased upon exercise of any over-allotment option).

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

Any underwriters, broker-dealers and agents that participate in the distribution of the securities may be deemed to be “underwriters” as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the securities, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement.

Underwriters or agents may purchase and sell the securities in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the securities are traded, in the over-the counter market or otherwise.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business, for which we, or they, may receive customary compensation.

LEGAL MATTERS

The validity of the securities in respect of which this prospectus is being delivered will be passed upon by Davis Polk & Wardwell LLP, New York, New York. Any underwriters will also be advised about the validity of the securities and other legal matters by their own counsel, which will be named in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of SS&C Technologies Holdings, Inc. for the year ended December 31, 2014 have been so incorporated in reliance on the report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the DST Global Solutions Ltd. and DST Global Solutions LLC business the registrant acquired during 2014, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Advent Software, Inc. for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s website at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the Registration Statement from the SEC at the address listed above or from the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with the them, which means that we can disclose important information to you by referring to those other documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file with the SEC in the future will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the termination of the offering under this prospectus and any prospectus supplement, in each case other than any documents or portions thereof that are “furnished” and not deemed “filed” in accordance with SEC rules, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K or Form 8-K/A unless, and except to the extent, specified in such Current Report:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the SEC on February 26, 2015,

(2)	Our Quarterly Report on Form 10-Q for the three months ended March 31, 2015, as filed with the SEC on May 1, 2015,

(3)	Our Current Reports on Form 8-K, as filed with the SEC on February 3, 2015, March 30, 2015, April 1, 2015, May 29, 2015 and June 17, 2015,

(4)	Our Definitive Proxy Statement filed with the SEC on April 14, 2015, and

(5)	Amendment No. 1 to our Definitive Proxy Statement filed with the SEC on April 15, 2015.

We incorporate by reference the following items included in Advent Software, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, as filed with the SEC on May 7, 2015:

(1)	Part I — Item 1 (Financial Statements (Unaudited)),

(2)	Part I — Item 2 (Management’s Discussion and Analysis of Financial Condition and Results of Operations), and

(3)	Part II — Item 1A (Risk Factors).

In addition, we incorporate by reference the following items included in Advent Software, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed with the SEC on February 24, 2015:

(1)	Part I — Item 1A (Risk Factors),

(2)	Part II — Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations), and

(3)	Part II — Item 8 (Financial Statements and Supplementary Data).

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

SS&C Technologies Holdings, Inc.

80 Lamberton Road

Windsor, Connecticut 06095

Attention: Investor Relations

Telephone: (860) 298-4500

$1,250,000,000

Common Stock

SS&C Technologies Holdings, Inc.

Credit Suisse

Morgan Stanley

Citigroup

Deutsche Bank Securities

RBC Capital Markets

Barclays

J.P. Morgan